January 24, 1997



The Vintage Funds
P.O. Box 6110
Indianapolis, Indiana 46206-6110

Gentlemen:

     This letter is in response to your request for our opinion in connection with the filing of Post-Effective Amendment No. 7 to the Registration Statement of The Vintage Funds (the "Trust").

     We have reviewed Post-Effective Amendment No. 7 and, based on our examination, we are of the opinion that Post-Effective Amendment No. 7 does not contain any disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

     We herewith give you our permission to file this opinion with the Securities and Exchange Commission as an exhibit to the Amendment referred to above.

                               Very truly yours,



                               BROWN, CUMMINS & BROWN CO., L.P.A.